REPORT UNDER

NATIONAL INSTRUMENT 62-103

1. **Name and address of Offeror**

   Deutsche Bank AG, London Branch ("DB")
   Winchester House, 1 Great Winchester Street
   London EC2N 2DB Great Britain

2. **Designation and number, or principal amount, of securities and the offeror's security holding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances.**

   DB acquired 33,488,372 units ("Units") of Yukon-Nevada Gold Corp. (the "Offeree") pursuant to a private placement which closed on May 24, 2011. Each Unit was purchased at a price of $0.43 per Unit. Each Unit consisted of one common share (the "Shares") and one warrant (the "Warrants"). Each Warrant entitles DB to purchase one additional Share of the Offeree.

   On May 24, 2011, DB also purchased 80,000,000 Warrants from Orifer S.A. at a price of $0.00001 per Warrant. Each Warrant was then exercised to purchase an equal amount of Shares of the Offeree.

   Upon completion of the exercise of the Warrants, DB held, in the aggregate, a total of 113,488,372 Shares and 33,488,372 Warrants. The aggregate percentage interest of DB in the Offeree, based upon information publicly filed by the Offeree, is 12.61% of the issued and outstanding Shares of the Offeree.

3. **Designation and number, or principal amount, of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligations to file a news release.**

   After the acquisition of 113,488,372 Shares and 33,488,372 Warrants, respectively, referred to in paragraph 2, DB owns 113,488,372 Shares representing 12.61 % of the issued and outstanding Shares.

4. **Designation and number, or principal amount of securities, and the percentage of outstanding securities of the class of securities referred to in paragraph 3 over which:**

   (i) **The offeror, either alone or together with joint actors, has ownership and control,**

   As described in paragraph 3 above.

(ii) **The offeror, either alone or together with joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor,**

Nil

(iii) **The offeror, either alone or together with joint actors, has exclusive or shared control but does not have ownership.**

Nil

5. **(a) The name of the market in which the transaction or occurrence that gave rise to the news release took place.**

The Shares are listed on the Toronto Stock Exchange under the symbol "YNG". The securities acquired as set out in paragraph 3 above were acquired through a private placement.

(b) The value, in Canadian dollars, of any consideration offered per security if the offeror acquired ownership of a security in the transaction or occurrence giving rise to the obligation to file a news release.

The acquisition took place through a private placement on May 24, 2011 at a price of $0.43 per security.

6. **The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer.**

DB acquired the Shares for investment purposes and may, depending on market and other conditions, increase or decrease its beneficial ownership control or direction over Shares of the Company through market transactions, private agreements, treasury issuances, exercise of options, convertible securities or otherwise.

7. **The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer, entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any securities.**

The Shares were acquired pursuant to a subscription agreement.

8. **The names of persons or companies acting jointly or in concert with the offeror in connection with the disclosure required above.**

N/A

9. **Nature and value of consideration paid by the offeror in Canadian dollars, if the transaction or occurrence disclosed in this report did not take place on a stock exchange or other published market for the securities.**

The Units were acquired in consideration for $14,400,000 and the Warrants were acquired in consideration for $800.

10. **When applicable, a description of any change in any material facts set out in a previous report under the legislation stated above.**

N/A

11. **If applicable, a description of the exemption from securities legislation being relied on by the offeror and the facts supporting that reliance.**

The acquisition of the Shares was made in reliance upon the accredited investor exemption under the *Securities Act* (British Columbia).

DATED at LONDON UNITED KINGDOM this 6TH day of JUNE, 2011.

DEUTSCHE BANK AG

By: Travis McCullough

Name: Travis McCullough

Title: Director

Alessandro Giordano

Legal Counsel